GXO Logistics, Inc.

Two American Lane

Greenwich, Connecticut 06831

VIA EDGAR

April 28, 2022

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        GXO Logistics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 17, 2022

Item 2.02 Form 8-K filed on February 15, 2022

File No. 001-40470

Dear Mr. Rodriguez:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filings of GXO Logistics, Inc. (“we” or the “Company”) set forth in the Staff’s letter dated April 19, 2022.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

1.	You disclosed pretax earnings from foreign operations of $178 million and $76 million and pretax losses from US operations of ($25) million and ($82) million in fiscal years 2021 and 2020 in Note 17 - Income Taxes. It is unclear what underlying factors are driving these disparate domestic and foreign pre-tax operating results. Please tell us what consideration you gave to expanding upon your discussion and analysis of operating results to include additional qualitative and quantitative reasons for any material changes in results or known trends in your domestic and foreign operations. Refer to the guidance in Item 303 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. The disparity in income (loss) before taxes between the Company’s domestic and international operations is primarily a result of our operations outside of the U.S. being larger than our operations in the U.S. In addition, the Company’s corporate offices and administrative functions primarily operate within our domestic operations. The Company’s corporate functions incurred significant one-time costs in connection with the review of strategic alternatives in 2020 by XPO Logistics, Inc. (“XPO”) and our spin-off from XPO in 2021.

Within “Note 4. Revenue Recognition” of the Company’s consolidated financial statements included in our Form 10-K for the fiscal year ended December 31, 2021, we disclosed revenue by geographical area. The Company’s international operations represented 69% and 64% of our revenue in 2021 and 2020, respectively, and our U.S operations represented 31% and 36% of our revenue in 2021 and 2020, respectively.

In 2021, our consolidated income (loss) before income taxes increased by $159 million, from a $6 million loss in 2020 to $153 million income in 2021. Our domestic and foreign income before income taxes increased by $57 million and $102 million, respectively.

The increase in income in our domestic operations for 2021 was driven by a 11% increase in revenue resulting primarily from the reduced impact of COVID-19 on our business in 2021 and a lower depreciation and amortization expense of $20 million. These positive impacts were partially offset by an increase in transaction and integration costs incurred in connection with our spin-off from XPO in 2021.

The increase in income in our international operations for 2021 was primarily driven by a 38% increase in revenue, including $604 million in additional revenue resulting from our acquisition of certain of Kuehne +Nagel’s contract logistics operations in the U.K. in January 2021, as well as an increase in pension income of $19 million as a result of the Company becoming a plan sponsor for a defined benefit pension plan in the U.K. in connection with our spin-off from XPO.

In future filings, the Company will include disclosure related to income (loss) before income tax in the “Results of Operations” section under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 2.02 Form 8-K filed on February 15, 2022

Exhibit 99.1

2022 Guidance, page 1

2.	You disclose that Adjusted EBITDAR is a non-GAAP measure used by management to evaluate your financial performance. This measure excludes rent expense, which appears to be a normal, recurring cash operating expense necessary to operate your business. Please tell us how you considered question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations when presenting this measure.

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Response: The Company acknowledges the Staff’s comment related to the Company’s use of adjusted EBITDAR. The Company believes the adjustment for rent expense to its calculation of adjusted earnings before interest, taxes, depreciation, amortization and rent (“adjusted EBITDAR”) is important for investors, research analysts, financial institutions and lenders to accurately compare the valuation of the Company against the valuations of other companies in the industries in which the Company participates, without regard to differences in financing arrangements.

In making this determination, the Company has considered the guidance in Question 100.01 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which provides that certain adjustments may cause the presentation of a non-GAAP measure to be misleading, and believes that its adjustment for rent expense in adjusted EBITDAR does not have a misleading effect as the Company is presenting adjusted EBITDAR solely as a financial valuation measure and not a financial performance or operating measure. In future filings, the Company will provide disclosure regarding the purpose and use of adjusted EBITDAR, as well as the limitations of its use, as a financial valuation measure that should not be construed as a financial performance or operating measure.

Should you have any questions regarding this matter, please do not hesitate to contact me at (203) 833 0335.

Sincerely,

/s/ Karlis P. Kirsis

Chief Legal Officer
GXO Logistics, Inc.

cc:          Robert Babula, Staff Accountant, U.S. Securities and Exchange Commission

Baris Oran, Chief Financial Officer, GXO Logistics, Inc.

Paul Blanchett, Chief Accounting Officer, GXO Logistics, Inc.

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